EXHIBIT 6

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE dated as of December 4, 2008 (the “Supplemental Indenture”) by and among Sociedad de Inversiones Pampa Calichera S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile  (the “Company”), Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee (the “Trustee”), and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (the “Luxembourg Agent”), under the Indenture dated February 14, 2007 (the “Indenture”) among the Company, the Trustee, and the Luxembourg Agent.

W I T N E S S E T H

WHEREAS, the Company has issued its 7.75% Senior Secured Notes due 2022 (the “Securities”) in the aggregate principal amount of US$250,000,000 under and pursuant to the Indenture of which US$250,000,000 is outstanding as of the date hereof;

WHEREAS, Section 10.02 of the Indenture provides that the Company and the Trustee may enter into a supplemental indenture amending provisions of the Indenture and the Securities as well as into an amendment to the Share Pledge Agreement with the written consent of Holders of not less than a majority in aggregate principal amount of Securities at the time outstanding;

WHEREAS, the Company has solicited consents of Holders (the “Consent Solicitation”) pursuant to the consent solicitation statement and related letter of consent dated November 20, 2008 and the letter of consent dated November 27, 2008 to modify the Indenture and the Share Pledge Agreement.

WHEREAS, Global Bondholder Services Corporation, as information and tabulation agent under the Consent Solicitation, has advised the Company that it has received validly executed consents from Holders or their duly designated proxies representing a majority of the aggregate principal amount outstanding of Securities on or prior to the date hereof and those consents have not been revoked.

WHEREAS, the Share Pledge Agreement, which is governed by Chilean law and is in the Spanish language, is being simultaneously amended pursuant to a separate amendment by and between the Company and the Trustee to:  (i) modify Sections 10, 11 and 12 of the Share Pledge Agreement such that the Fair Market Value of Series A or Series B shares of SQM required to be pledged to the Trustee increases from 2.0 times to 3.0 times of the total principal amount of Securities outstanding, and (ii) change the ratios at which Series A or Series B shares of SQM are required to be pledged to the Trustee or may be released according to changes in their Fair Market Value, from 1.8 to 2.7 and from 2.2 to 3.3, respectively.

WHEREAS, all things necessary for the execution of this Supplemental Indenture and to make this Supplemental Indenture a valid and binding agreement of the Company, the Trustee, and the Luxembourg Agent have been done;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

RATIFICATION; DEFINITIONS

Section 1.01.  Supplemental Indenture.  This Supplemental Indenture is supplemental to, and is entered into in accordance with, Section 10.02 of the Indenture and all the provisions of the Indenture are in all other respects ratified and confirmed and shall remain in full force and effect.

Section 1.02.  Definitions.  Unless the context shall otherwise require, all terms which are defined in Section 1.01 of the Indenture shall have the same meanings, respectively, in this Supplemental Indenture as such terms are given in said Section 1.01 of the Indenture.

ARTICLE II

AMENDMENTS

Section 2.01.  Amendments to Section 1.01.

(a)  Section 1.01 of the Indenture is amended by adding a new definition of “Net Cash Received” to read as follows:

“‘Net Cash Received’ means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placements agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.”

(b)  Section 1.01 of the Indenture is amended by adding a new definition of “Unconsolidated Cash Flow” to read as follows:

“‘Unconsolidated Cash Flow’ means, for any Person, for any period, dividends to the extent received in cash plus any net cash received from Inversiones Global Mining (Chile) Limitada, minus Unconsolidated Interest Expense, cash taxes paid and administrative and selling expense paid, calculated on an unconsolidated basis in accordance with Chilean GAAP.”

(c) Section 1.01 of the Indenture is amended by adding a new definition of “Unconsolidated Interest Expense” to read as follows:

“‘Unconsolidated Interest Expense’ means, for any Person, for any period, such Person’s aggregate accrued interest expense for such period (determined on an unconsolidated basis, without duplication), including the portion of any payments made in respect of Capitalized Lease Obligations allocable to interest expense, calculated on an unconsolidated basis in accordance with Chilean GAAP.”

(d) The definition of “Fully Funded” in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as follows:

“‘Fully Funded’ means the state of the Interest Reserve so long as, at any time, the funds therein are in an amount sufficient to provide for the payment in full of the next two succeeding scheduled interest payments on the Securities from time to time.  The term “Fully Fund” when used as a verb shall have a correlative meaning.”

Section 2.02.  Amendments to Certain Provisions of Article V.

(a) Section 5.03 of the Indenture is hereby amended and restated in its entirety as follows:

“SECTION 5.03.  Restricted Payments.  The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a “Restricted Payment”):

(a)          declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the Company or the Capital Stock of any of its subsidiaries to holders of such Capital Stock, other than (1) dividends or distributions payable in Qualified Capital Stock of the Company; (2) any dividends or distributions payable to the Company; or (3) any dividends or distributions to all holders of Capital Stock of a Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis;

(b)          purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or the Capital Stock of any of its Restricted Subsidiaries;

(c)          make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness; or

(d)          make any Investment (other than a Permitted Investment).

Notwithstanding the foregoing, the Company may make a Restricted Payment if:

(i)          the Company is entitled to Incur an additional $1.00 of Indebtedness under Section 5.02 of this Indenture (excluding any Permitted Indebtedness) after giving effect to the making of such Restricted Payment; and

(ii)          the aggregate amount of such Restricted Payment and all other Restricted Payments since September 30, 2008 would not exceed the sum of (without duplication):

(A)          90% of the Unconsolidated Cash Flow accrued during the period (treated as one accounting period) from September 30, 2008 to the end of the most recent fiscal quarter for which financial statements have been delivered to the Trustee (or, in case such Unconsolidated Cash Flow shall be a deficit, minus 100% of such deficit); plus

(B)          100% of the aggregate Net Cash Received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Capital Stock) subsequent to September 30, 2008 (other than an issuance or sale of its Capital Stock to a Restricted Subsidiary of the Company and other than an issuance or sale to any employee stock ownership plan or to a trust established by the Company or any of its Restricted Subsidiaries for the benefit of their employees) plus 100% of any cash capital contribution to the Company subsequent to September 30, 2008; plus

(C)          the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary of the Company) subsequent to September 30, 2008 of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); plus

(D)          an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments, and proceeds representing the return of capital (excluding dividends and distributions) on such Investments, in each case received by the Company or any Restricted Subsidiary and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

Notwithstanding the preceding, this covenant does not prohibit (each of the following, a “Permitted Payment”):

(1)          the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)          if no Default or Event of Default will have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Capital Stock solely in exchange for, or through the application of Net Cash Received of a substantially concurrent sale of Qualified Capital Stock of the Company, other than to a Restricted Subsidiary;

(3)          the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of the Company with the Net Cash Received from an Incurrence of Refinancing Indebtedness permitted to be Incurred pursuant to Section 5.02 of the Indenture;

(4)          so long as no Default or Event of Default will have occurred and be continuing, any payment made out of the proceeds of the substantially concurrent sale of, or capital contribution in respect of, or made by exchange for, Capital Stock of the Company (other than Disqualified Capital Stock and other than Capital Stock issued or sold to a Subsidiary of the Company);

(5)          the payment or distribution to dissenting stockholders of any Restricted Subsidiary pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with Section 6.01 of the Indenture;

(6)          the payment of any Minimum Legally Required Dividend;

(7)          so long as no Default or Event of Default will have occurred and be continuing, payments made by the Company or its Restricted Subsidiaries in an amount not to exceed US$5.0 million in the aggregate; and

(8)          one or more dividends, not to exceed a total of US$48.0 million to be made on or before June 30, 2009.

In determining the aggregate principal amount of Restricted Payments made or permitted to be made subsequent to September 30, 2008, amounts paid pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (2), (3), (4), (5), (6) and (7) above shall be included in the calculation required by clause (ii) of the first paragraph above and amounts expended pursuant to clause (8) above shall not be included in such calculation.”

(b) Section 5.15(b) is hereby amended and restated in its entirety as follows:

“(b)          the Company has, on or before the issue date of such Additional Securities, provided a first priority Lien on the number of additional Series A or Series B shares of SQM necessary so that the Fair Market Value of all of the Series A and Series B shares of SQM pledged to the Trustee for the benefit of the Holders of the Securities and the Additional Securities will be at least equal to 3.0 times the total principal amount of the Securities and the Additional Securities outstanding after the issuance of the Additional Securities.”

ARTICLE III.

MISCELLANEOUS

Section 3.01.  Effective Date.  This Supplemental Indenture shall become effective upon execution and delivery hereof.

Section 3.02.  Counterparts.  This Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.  Delivery of an executed counterpart of a signature page to this Supplemental Indenture by telecopier shall be effective as delivery of a manually executed counterpart of this Supplemental Indenture.

Section 3.03.  Acceptance.  The Trustee accepts the Indenture, as supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions set forth therein as so supplemented.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or the due execution hereof by the Company or the Luxembourg Agent or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Luxembourg Agent.

Section 3.04.  Successors and Assigns.  All covenants and agreements in this Supplemental Indenture by the Company, Luxembourg Agent or the Trustee shall bind its respective successors and assigns, whether so expressed or not.

Section 3.05.  Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.06.  Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.07.  Incorporation into Indenture.  All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 3.08. Notices.  All notices, instructions, directions, requests and demands delivered in connection herewith shall be made according to Section 13.02 of the Indenture.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A., as Issuer

By:
Name:
Title:

DEUTSCHE BANK COMPANY AMERICAS, as Trustee

By:
Name:
Title:

By:
Name:
Title:

DEUTSCHE BANK LUXEMBOURG S.A., as Luxembourg Paying Agent and Listing Agent

By:
Name:
Title:

By:
Name:
Title: